UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 9)*

           WorldCom, Inc. (formerly LDDS COMMUNICATIONS, INC.)
                            (Name of Issuer)

                              Common Stock
(Upon conversion of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock and upon exercise of Warrants and Options)
                    (Title of Class of Securities)


                             50182L 10 8
                            (CUSIP Number)

         Arnold L. Wadler, Esq., General Counsel (201) 531-8050
Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ  07073
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             August 14, 1995
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of 9 Pages

                                                      Page 2 of 9 Pages


                               SCHEDULE 13D


CUSIP No.  50182L 10 8                         Page 2 of 9  Pages



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Metromedia Company
62-1293303


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                   (b) [ ]


3
SEC USE ONLY



4
SOURCE OF FUNDS*
PF


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]



6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware




NUMBER OF                   7
SHARES                      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               See Attached Rider 2A
PERSON
WITH
                            8
                            SHARED VOTING POWER


                            9
                            SOLE DISPOSITIVE POWER

                                See Attached Rider 2A


                            10
                            SHARED DISPOSITIVE POWER



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           See Attached Rider 2A


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.2%


14
TYPE OF REPORTING PERSON*
PN




                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             RIDER 2A


7. 30,855,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
   (ii) 5,872,031 shares of Common Stock; and (iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
   (c) 28,840 shares of Common Stock at $22.00 per share,
   (d) 566,061 shares of Common Stock at $18.39 per share and
   (e) 9,940 shares of Common Stock at $21.91 per share).

9. 30,855,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
   (ii) 5,872,031 shares of Common Stock; and (iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
   (c) 28,840 shares of Common Stock at $22.00 per share,
   (d) 566,061 shares of Common Stock at $18.39 per share and
   (e) 9,940 shares of Common Stock at $21.91 per share).

11.30,855,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
   (ii) 5,872,031 shares of Common Stock; and (iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
   (c) 28,840 shares of Common Stock at $22.00 per share,
   (d) 566,061 shares of Common Stock at $18.39 per share and
   (e) 9,940 shares of Common Stock at $21.91 per share).

                             SCHEDULE 13D


CUSIP No.  50182L 10 8                               Page 4 of 9  Pages



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John W. Kluge
     ###-##-####


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
(b) [ ]


3
SEC USE ONLY



4
SOURCE OF FUNDS*



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]




6
CITIZENSHIP OR PLACE OF ORGANIZATION





NUMBER OF                      7
SHARES                         SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              See Attached Rider 3A
PERSON
WITH                           8
                               SHARED VOTING POWER


                               9
                               SOLE DISPOSITIVE POWER

                               See Attached Rider 3A

                               10
                               SHARED DISPOSITIVE POWER



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    See Attached Rider 3A


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.2%


14
TYPE OF REPORTING PERSON*

IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             RIDER 3A


 7. 30,858,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
        (ii) 5,872,031 shares of Common Stock; (iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
        (c) 28,840 shares of Common Stock at $22.00 per share,
        (d) 566,061 shares of Common Stock at $18.39 per share and
        (e) 9,940 shares of Common Stock at $21.91 per share; and
        (iv) options to purchase 3,000 shares of Common Stock at $19.50 per share).

 9. 30,858,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
        (ii) 5,872,031 shares of Common Stock; (iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
        (c) 28,840 shares of Common Stock at $22.00 per share,
        (d) 566,061 shares of Common Stock at $18.39 per share and
        (e) 9,940 shares of Common Stock at $21.91 per share; and
        (iv) options to purchase 3,000 shares of Common Stock at $19.50 per share).

11. 30,858,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
        (ii) 5,872,031 shares of Common Stock; iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
        (c) 28,840 shares of Common Stock at $22.00 per share,
        (d) 566,061 shares of Common Stock at $18.39 per share and
        (e) 9,940 shares of Common Stock at $21.91 per share; and
        (iv) options to purchase 3,000 shares of Common Stock at $19.50 per share).

                             SCHEDULE 13D


CUSIP No.  50182L 10 8                                  Page 6 of  9  Pages



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stuart Subotnick
     ###-##-####


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
(b) [ ]


3
SEC USE ONLY



4
SOURCE OF FUNDS*



5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c) [ ]




6
CITIZENSHIP OR PLACE OF ORGANIZATION





NUMBER OF                 7
SHARES                    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING           See Attached Rider 4A
PERSON
WITH                      8
                          SHARED VOTING POWER


                          9
                          SOLE DISPOSITIVE POWER

                            See Attached Rider 4A


                          10
                          SHARED DISPOSITIVE POWER


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        See Attached Rider 4A

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.2%


14
TYPE OF REPORTING PERSON*

IN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             RIDER 4A


 7. 30,858,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
        (ii) 5,872,031 shares of Common Stock; (iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
        (c) 28,840 shares of Common Stock at $22.00 per share,
        (d) 566,061 shares of Common Stock at $18.39 per share and
        (e) 9,940 shares of Common Stock at $21.91 per share; and
        (iv) options to purchase 3,000 shares of Common Stock at $19.50 per share).

 9. 30,858,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
        (ii) 5,872,031 shares of Common Stock; iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
        (c) 28,840 shares of Common Stock at $22.00 per share,
        (d) 566,061 shares of Common Stock at $18.39 per share and
        (e) 9,940 shares of Common Stock at $21.91 per share; and
        (iv) options to purchase 3,000 shares of Common Stock at $19.50 per share).

11. 30,858,983 (which figure includes (i) 10,896,785 shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock (convertible into 21,876,976 shares of Common Stock);
        (ii) 5,872,031 shares of Common Stock; iii) warrants to purchase (a) 2,500,200 shares of Common Stock at $8.95 per share, (b) 1,935 shares of Common Stock at $23.00 per share,
        (c) 28,840 shares of Common Stock at $22.00 per share,
        (d) 566,061 shares of Common Stock at $18.39 per share and
        (e) 9,940 shares of Common Stock at $21.91 per share; and
        (iv) options to purchase 3,000 shares of Common Stock at $19.50 per share).

                 AMENDMENT NO. 9 TO SCHEDULE 13D

   THIS AMENDMENT No. 9 supplements the Schedule 13D ("Schedule 13D") dated, May 21, 1992, as amended by Amendment No. 1 dated October 28, 1992; as amended by Amendment No. 2 dated January 18, 1993; as amended by Amendment No. 3 dated February 26, 1993; as amended by Amendment No. 4 dated March 31, 1993; as amended by Amendment No. 5 dated September 15, 1993; as amended by Amendment No. 6 dated April 12, 1994; as amended by Amendment No. 7 dated April 21, 1994; and as amended by Amendment No. 8 dated
November 3, 1994 filed by Metromedia Company ("Metromedia") (and previously filed by Metromedia Communications Corporation), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

Item 4. Purpose of Transaction.

   Item 4 is amended by adding thereto the following paragraph:

        Metromedia intends, subject to market conditions, to convert all of its shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock and exercise all of its warrants and sell (i) all of the shares of Common Stock issuable upon such conversion and exercise and (ii) all of the shares of Common Stock owned by Metromedia, pursuant to a secondary offering to be managed by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Metromedia and DLJ have reached an agreement in principle pursuant to which DLJ has agreed to act as underwriter for such shares of Common Stock, subject to market conditions, in a secondary offering.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to the Securities of the Issuer.

   Item 6 is amended by adding thereto the following paragraph:

        Metromedia intends, subject to market conditions, to convert all of its shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock and exercise all of its warrants and sell (i) all of the shares of Common Stock issuable upon such conversion and exercise and (ii) all of the shares of Common
Stock owned by Metromedia, pursuant to a secondary offering to be managed by Donaldson, Lufkin & Jenrette Securities
Corporation ("DLJ"). Metromedia and DLJ have reached an agreement in principle pursuant to which DLJ has agreed to act as underwriter for such shares of Common Stock, subject to market conditions, in a secondary offering. In connection with the offering of such shares of Common Stock, Metromedia and the Issuer have also reached an agreement in principle, pursuant to which Metromedia will receive from the Issuer a one-time, non-recurring payment of $15.0 million for exercising its conversion option, representing a discount to the minimum nominal dividends that would have been payable on the Series 1 Cumulative Senior Perpetual Convertible Preferred Stock prior to the September 15, 1996 optional call date of approximately $26.6 million (which amount includes the $24.5 million annual dividend requirement plus accrued dividends to the September 15, 1996 optional call date).

                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


   Dated:  August 14, 1995


                              /s/ STUART SUBOTNICK
                              -----------------------
                              Stuart Subotnick
                              General Partner
                              Metromedia Company



                              /s/ JOHN W. KLUGE
                              ------------------------
                              JOHN W. KLUGE


                              /s/STUART SUBOTNICK
                              -------------------------
                              Stuart Subotnick


          Explanatory Note.

          In order to comply with Rule 13d-2(c) promulgated under the Securities Exchange of 1934, included for filing with this Amendment No. 9 to the Schedule 13D is the Schedule 13D, as amended by Amendment No. 1 through Amendment No. 8 (in reverse chronological order) which were previously filed with the Securities and Exchange Commission.